

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2023

Daniel Miller
Chief Executive Officer
MachTen, Inc.
1516 Barlow Street, Suite D
Traverse City, MI 49686

> **Re: MachTen, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed July 11, 2023**
> **File No. 000-56553**

Dear Daniel Miller:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Technology

cc: Elizabeth Gonzalez-Sussman